File No.82-34675

2008 DEC 23 A 10: 02

Our Ref : BS(2008)283(JY)

19 December 2008

BY COURIER

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

[redacted]

08006316

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited (the "Company")
Internet Posting of Rule 12g3-2(b) Materials

The recently adopted revisions of Rule 12g3-2(b) of the Securities and Exchange Act of 1934 (the "Automatic Exemption Rule"), as amended which permits the Company, a Hong Kong listed company with shares traded on The Stock Exchange of Hong Kong Limited (the "HK Stock Exchange"), who maintains a Rule 12g3-2(b) exemption, to post documents, required to be filed with HK Stock Exchange, on the Company's website in lieu of furnishing the Securities and Exchange Commission in U.S.A. ("SEC") with such documents in paper format.

In order to satisfy the relevant conditions of the Automatic Exemption Rule, we would like to inform you that the English versions of all public announcements, interim reports and annual reports (including financial statements) and other documents of the Company required to be distributed to the shareholders of the Company are and will be published on the HK Stock Exchange's website at http://www.hkexnews.hk and/or the Company's website at http://www.bochk.com.

The Company will continue to file with the SEC in paper format a copy of all documents filed with the HK Stock Exchange, the contents of which are not published on the aforesaid websites.

Should you have any enquiries, please feel free to contact our Sherman Chan by email at shermanchan@bochk.com or by fax at (852) 2810 5830.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

PROCESSED
DEC 30 2008
THOMSON REUTERS

Jason C.W. Yeung
Company Secretary

END